

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2024

Joel Bennett
Chief Financial Officer
Avenir Wellness Solutions, Inc.
5805 Sepulveda Blvd
Suite 801
Sherman Oaks, CA 91411

>   **Re: Avenir Wellness Solutions, Inc.**
>   **Form 10-K for the Year Ended December 31, 2022**
>   **Form 10-Q for the Period Ended September 30, 2023**

Dear Joel Bennett:

We have reviewed your February 16, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 17, 2023 letter.

Form 10-K for the Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021, page 31

1.   We acknowledge your proposed revised disclosure and response to comment one. Please revise your proposed disclosure to include the name of the inventory product(s) described as having "lower product costs" and to name the product(s) for which you describe as having "the aging and short shelf-life of inventory which experienced lower sales."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 41

2.   We acknowledge your response to comments three and four however no response was found for certain bullet points. Therefore, please revise to address the following:

- Please provide revised disclosures for the Liquidity section, addressing the Company's funding needs or lack of funding in its own bank account that necessitated the use of ALT's bank account. To the extent you determined that the use of the related party entity's bank account was linked to certain features of that bank account rather than use of the related party entity's funds in the bank account, revise to clarify those facts, clearly identifying the favorable features of the bank account and why they were not otherwise available to you without the use of the related party's bank account.
- Identify in your response and revise to discuss the specific section and terms of the Distribution Services Agreement with ALT that you determined authorized your employees to use the ALT bank account and related funding features. Clearly identify the contractual basis for your employees' legal authorization to disperse funds from the ALT bank account.
- Provide disclosures to be included in the Risk Factors section to highlight the use of ALT's bank account, how the Company's employees were facilitating the use of these accounts by recording the bookkeeping transactions in ALT's accounts, as well as the bookkeeping and reporting of the transactions within the Company's accounts that then rolled-up to the financial reporting on Avenir's financial statements.
- We note your statement that "management disagrees that the aforementioned use of the ALT bank account by Sera Labs should be deemed to be a related party transaction that would otherwise require disclosure." Given definition of related party in ASC 850-10-20, please revise to remove this assertion and clearly label ALT as a related party or provide support for how you determined otherwise under the applicable literature. Accordingly, revise to clearly quantify all revenues and expenses as well as cash inflows and outflows related to the transactions with ALT, including clear quantification of the amounts transacted through ALT's bank account as previously requested.

Item 9A. Controls and Procedures, page 42

3. Please revise to address the following regarding your proposed disclosure revisions in response to prior comment five:
- We note your statement that you did not consider that the funds were commingled. However, your disclosures on page F-29, under Note 11. Related Party Transactions, states that ALT was paid 5% of Sera Lab's product sales as payment for its services. It appears ALT's fees for the services provided were held in the ALT bank account along with the rest of the revenue from Sera Lab's product sales, resulting in the commingling of funds from both parties. Revise to disclose this fact and how you considered this fact as part of your evaluation of internal control over financial reporting (ICFR) and disclosure controls and procedures (DCP).
- Further, the overall nature of and extent of transactions involving the ALT account were not adequately disclosed. Revise your discussion of DCP accordingly as previously requested. The revised disclosures do not sufficiently explain that

disclosure controls and procedure were not effective due in part to the failure to disclosure the extent of the transactions involving Sera Lab's product sales (i.e. to include, but not be limited to the use of another entity's bank account, the same employees recording all parts of the transactions for ALT as well as recording the same transactions for Sera Labs, the error identified in the weighted average common shares outstanding and resulting earnings per share presentation, etc.).

Consolidated Balance Sheet, page F-8

4. We note your response to prior comment six and await the inclusion of the requested information in your revised Form 10-K, specifically including all transactions made on your behalf through ALT's bank account.

Revenue Recognition, page F-18

5. Please revise to address the following regarding your response to comment eight:
   - Revise your proposed disclosure to define the nature of services provided by ALT to Sera Labs, including the nature of the "auxiliary services."
   - Revise to clarify the sections of the Distribution Services Agreement which authorized your employees to execute transactions through ALT's bank account, including the features used in that bank account.
   - Revise your revenue recognition policy disclosures to more clearly describe the basis for your determination that you are the principal in these transactions.

Note 2. Summary of Significant Accounting Policies
Correction of an Error, page F-25

6. Please address the following regarding your response to prior comment nine:
   - You note that the error was not explicitly described under Item 9. Controls and Procedures. Please revise Item 9 to clearly disclose the nature of the error and how it was identified and considered as part of your evaluation of ICFR and DCP.
   - You state in your response that the error impacted only the "secondary presentation of per-share earnings by decreasing the actual loss per share." Please tell us what this statement means here, and explain how you considered the importance and relevance of earnings per share presentations to investors.
   - Please tell us the month and year the errors in the weighted average shares of common stock and earnings per share presentation for 2021 were identified.
   - Your response does not appear to address the rest of the original comment. Provide us with a revised analysis that explains in further detail the quantitative and qualitative factors you considered in concluding whether the error was material. Considering the error in the amount of weighted average common shares was approximately 24% higher and the net loss per share was approximately 19% lower than what was previously reported, specifically address how you considered the quantitative significance of the error.
   - Your response indicates that the past independent auditor ("predecessor auditor") was

not involved in the discovery or correction of the identified error. Tell us whether the predecessor auditor reissued their report dated April 1, 2022 on the December 31, 2021 financial statement to you for inclusion in your Form 10-K for the fiscal year ended December 31, 2022, and filed on July 28, 2023. As part of your response, please tell us the extent to which the predecessor auditor was aware of the change to the weighted average common shares outstanding and loss per share for the year ended December 31, 2021 due to the correction of the error prior to the inclusion of the 2021 financial statements in your 2022 Form 10-K.

- Tell us whether your current auditor or the predecessor auditor audited the restatement of the correction of the error due to the incorrect calculation of your weighted average shares outstanding and loss per share. As part of your response, please tell us why neither the report of the current auditor or the predecessor auditor took responsibility for the auditing of the correction of this error in the audit report.

- Please revise to include an audit report from either your current auditor or the predecessor auditor to make clear which auditor was responsible for auditing the adjustments necessary for the error correction in the 2021 consolidated financial statements. In this regard, we note your current auditor added an explanatory paragraph to their audit report to clearly indicate they audited the reclassification adjustments necessary to the 2021 consolidated financial statements to retrospectively apply the change due to discontinued operations, but this explanatory paragraph does not describe any audit work related to the error correction to the 2021 consolidated financial statements. To the extent that your current auditor audited the adjustments necessary for the error correction, please provide a revised audit report to make that clear. Additionally, please inquire whether your predecessor auditor needs to add any explanatory language in their reissued audit report related to the adjustments made to the 2021 financial statements related to the correction of the error and adjustments related to discontinued operations.

Note 11. Related Party Transactions, page F-28

7. Please address the following regarding your response to prior comment eleven:
   - Revise your proposed disclosure to more clearly describe the "auxiliary services" outlined in the Distribution Services Agreement.
   - It is unclear which sections of the Distribution Services Agreement authorized your employees to use ALT's bank account. Revise Note 11 to address this fact.
   - You indicate that you initially considered only the amount of the fees to be paid to ALT rather than an aggregate of the transactions that you executed through the related party's bank account as would be necessary. We await the filing of the agreement as an exhibit.

Note 22. Discontinued Operations, page F-45

8. Please address the following regarding your response to prior comment 13. Total assets classified as assets held for sale were $26,160,000 as of December 31, 2021. You disclose

on page F-45 that the Net book value of assets sold as of the July 22, 2022 sale was $20,616,000. You disclose on page F-46 "To write down the total net assets to fair value an additional impairment loss of $2.0 million, including $100 thousand of estimated costs to sell, was charged to impairment of goodwill as of June 30, 2022 and included in the loss from disposal group." Your response indicates that assets classified as held for sale on page F-46 are essentially the same as the Net book value of assets sold disclosed on page F-46, just at a different point in time. Besides the $2 million impairment, tell us and revise to more clearly identify the nature of the $5,544,000 decrease in assets held for sale between December 31, 2021 and July 22, 2022, providing quantification of the other significant drivers of the change.

9. Please address the following regarding your response to prior comment 14. Your Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2023 do not provide a conclusion on the effectiveness of your DCP. Your proposed revisions state that you have concluded that your DCP was effective for these time periods. However this conclusion does not appear consistent with the following:
    - your conclusion that your ICFR was ineffective and that associated disclosures were unclear,
    - the recent error to your 2021 earnings per share and related required disclosures,
    - the insufficient and unclear disclosures in various areas, including that of related party transactions,
    - and the fact that these Forms are missing the mandated disclosure of your conclusion on your DCP.

    Please revise your conclusion to better reflect all relevant factors including but not limited to the above.

    Please contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences